Exhibit 99.2

Osler, Hoskin & Harcourt llp 1000 De La Gauchetière Street West Suite 2100 Montréal, Québec, Canada H3B 4W5 514.904.8100 main 514.904.8101 facsimile

Toronto Calgary Ottawa Vancouver New York

October 9, 2018

Acasti Pharma Inc.

545 Promenade du Centropolis
Suite 100
Laval, Québec
H7T 0A3

Dear Sirs/Mesdames:

Re: Acasti Pharma Inc. – Prospectus Supplement to Registration Statement on Form F-3

We have acted as Canadian counsel to Acasti Pharma Inc. (the “Corporation”), a corporation governed by the Business Corporations Act (Québec), in connection with the preparation of a prospectus supplement dated October 4, 2018 (the “Prospectus Supplement”) to the Corporation’s prospectus dated March 16, 2018 (together with the Prospectus Supplement, the “Prospectus”) relating to the sale by the Corporation of 19,090,000 of common shares of the Corporation (the “Shares”) pursuant to an underwriting agreement (the “Underwriting Agreement”) entered into between the Corporation and Oppenheimer & Co. Inc., as representative of the other underwriters named on Schedule I thereto. The Prospectus forms a part of the Corporation’s registration statement on Form F-3 (No. 333-223464) (the “Registration Statement”) filed with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended (the “Securities Act”), which was declared effective under the Securities Act on March 16, 2018.

We have examined the Registration Statement, the Prospectus and the Underwriting Agreement and all such corporate and public records, statutes and regulations and have made such investigations and have reviewed such other documents as we have deemed relevant and necessary and have considered such questions of law as we have considered relevant and necessary in order to give the opinion hereinafter set forth. As to various questions of fact material to such opinions which were not independently established, we have relied upon a certificate of an officer of the Corporation.

In reviewing the foregoing documents and in giving this opinion, we have assumed (a) the legal capacity of all individuals, the genuineness of all signatures, the veracity of the information contained therein, the authenticity of all documents submitted to us as originals and the conformity to authentic or original documents of all documents submitted to us as certified, conformed, electronic, photostatic or facsimile copies and (b) the completeness, truth and accuracy of all facts set forth in the official public records, certificates and documents supplied by public officials or otherwise conveyed to us by public officials.

osler.com

We are qualified to practice law in the Province of Québec and this opinion is rendered solely with respect to the Province of Québec and the federal laws of Canada applicable in the Province of Québec.

Where our opinion expressed herein refers to the Shares having been issued as being “fully-paid and non-assessable” common shares of the Corporation, such opinion assumes that all required consideration (in whatever form) has been paid or provided. No opinion is expressed as to the adequacy of any consideration received.

On the basis of the foregoing, we are of the opinion that, when the Shares will have been issued and sold pursuant to the terms of the Underwriting Agreement, the Shares will be validly issued, fully paid and non-assessable.

We hereby consent to the filing of this opinion letter as an exhibit to the current report on Form 6-K to be filed with the SEC disclosing the issuance of the Shares for incorporation by reference into the Registration Statement and to the reference to our firm under the heading “Legal Matters” in the Prospectus Supplement. In giving this consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act.

Yours very truly,

(signed) Osler, Hoskin & Harcourt LLP

Osler, Hoskin & Harcourt LLP